Filed Pursuant to Rule 253(g)(2)

File No. 024-11086

GREEN STREAM HOLDINGS, INC.

OFFERING CIRCULAR SUPPLEMENT

Dated: April 21, 2021

This document supplements, and should be read in conjunction with, the offering circular of GREEN STREAM HOLDINGS, INC. (the “Company”), which was qualified by the Securities and Exchange Commission (the “Commission”) on April 21, 2020 and amended by a Rule 253(g)(2) filing (the “Supplement”), which was filed with the Commission on August 26, 2020, and subsequently amended by additional Rule 253(g)(2) filings (the “Additional Supplements”), which were filed with the Commission on October 21, 2020 and March 25, 2021, respectively (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

This document modifies references within the Offering Circular to the termination date of the offering to reflect that the Company has elected to extend the Offering for an additional ninety (90) days following the anniversary of the Offering’s Circular qualification, or July 20, 2021.

Cover Page, Paragraph 4, Page 3 (“Summary of the Offering”), and Page 30 (“Plan of Distribution”) are modified in part as follows:

The sale of shares will begin once the offering statement to which this circular relates is qualified by the Securities and Exchange Commission (“SEC”) and will terminate one year and ninety (90) days thereafter or once all 100,000,000 shares are sold, whichever occurs first. We expect the offering to commence on the date on which the offering statement of which this Offering Circular is a part is qualified by the SEC. The Company has extended the offering by an additional 90 days to July 20, 2021 but may terminate the offering at any time.

•	References to a termination date of one year following the date the Offering Circular is qualified by the SEC shall be amended to read as “one year and ninety (90) days following the date the Offering Circular is qualified by the SEC”

This supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including the disclosures incorporated by reference therein and all amendments or supplements thereto. The information included in this supplement modifies and supersedes, in part, the information contained in the Offering Circular. Any information that is modified or superseded in the Offering Circular shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded by this supplement.

The Company may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.